Mail Stop 4720

July 7, 2009

George S. Rapp
Harleysville National Corp.
483 Main Street
Harleysville, PA 19438

      Re: Harleysville National Corp
              Form 10-K for Fiscal Year Ended
              December 31, 2008
              File No. 000-15237

Dear Mr. Rapp:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Financial Statements

Note 4 – Investment Securities, page 72

1. We note you have significant unrealized losses in "other securities" as of December 31, 2008. Please tell us and revise future filings to disclose the amounts and components of the securities included in the "other securities" portfolio.

Mr. Rapp
Harleysville National Corp.
July 7, 2009
Page 2

2. We also note you have recorded an other than temporary impairment charge of $1.9 million on your investment in a collateralized debt obligation investment in a pooled trust preferred security which is included in "other securities." We have the following comments with respect to your investments in trust preferred securities:

- For investments in any potential pooled trust preferred securities that were not considered impaired as of December 31, 2008 and March 31, 2009, please provide us a detailed discussion of these securities' impairment analysis as of December 31, 2008 and March 31, 2009. This discussion should identify all available evidence, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

- Please revise your future filings to disclose the facts and circumstances and the evidence on which you relied to conclude that you were required to record an other than temporary impairment charge. Please contrast your analysis of these securities with those for which you did not recognize any impairment charges.

- Please provide us and consider disclosing in future filings a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

3. Given the current market conditions and the severity of losses on your investments in the last twelve months, please provide us with your analysis that helped you determine that there should not be any other than temporary impairment charges required for your remaining securities as of December 31, 2008 and March 31, 2009. Additionally, please provide a discussion of the financial condition and near-term prospects of the issuers.

4. We note your investment in FHLB Pittsburgh stock as of December 31, 2008 and March 31, 2009. It appears that this investment was not considered other than temporarily impaired as of such dates. Please tell us and revise future filings to disclose the balance of your investment in the FHLB stock as of each period end and discuss how you considered any positive and negative factors in deciding the stock was not other than temporarily impaired. Please discuss how you considered the fact that the FHLB suspended the payment of dividends until they believe it is prudent to restore them. You may refer to the guidance of paragraphs 12.21 to

12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief